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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

16004957

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Chile
Exact name of registrant as specified in charter

0000019957
Registrant CIK Number

Form 18-K (annual report for fiscal year ended December 31, 2015)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

S-
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2015
Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile,on the 12th of September, 2016.

REPUBLIC OF CHILE

By: /s/ Alejandro Micco Aguayo
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of Chile, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 12th day of September, 2016.

REPUBLIC OF CHILE

By: /s/ ALEJANDRO MICCO AGUAYO
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance
Republic of Chile